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+1 212 839 8679 MKUTNER@sidley.com
AMERICA • ASIA PACIFIC • EUROPE

June 30, 2021

Quinn Kane
U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Funds (the “Trust”)
File Nos.: 033-63560 and 811-7762
Post-Effective Amendment No. 99 to the Trust’s Registration Statement on Form N-1A

Dear Mr. Kane:

Thank you for your comments regarding Post-Effective Amendment No. 99 to the Trust’s registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on April 21, 2021 (the “PEA”). The PEA was filed for the purpose of registering shares of the First Eagle Small Cap Opportunity Fund (the “Fund”), a new series of the Trust. This letter responds to your comments, which you provided to us by telephone on June 4, 2021, and on June 23, 2021 and June 28, 2021.

Below, we describe changes the Trust will make to the registration statement in response to the Staff’s comments, generally described by reference to where the responsive disclosures will appear in the filing.

We anticipate making the applicable changes in a filing pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on June 30, 2021. We note that the Trust, on behalf of the Fund, has requested that the Commission accelerate the effectiveness of the registration statement to July 1, 2021, pursuant to Rule 461 under the Securities Act, and that the Trust will file as correspondence on EDGAR a letter indicting such request.

All text changes described below will be implemented substantially as noted here, though some variation in the final filing may be appropriate.

Capitalized terms used, but not otherwise defined, have the meaning ascribed to them in the PEA.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

GENERAL COMMENTS

1.	COMMENT: You asked that the Fund please provide its responses to the Staff’s comments no later than five business days prior to the effective date of the filing to give the Staff adequate time to review the Fund’s responses. You also asked that the Fund provide the Staff with a marked draft of the registration statement showing the revisions to the disclosure. You noted that the Fund and management are responsible for the accuracy of the disclosure notwithstanding any review by the Staff.

RESPONSE: The Fund’s responses to the Staff’s comments are included herein, and the Fund will provide a marked copy of the registration statement to the Staff as requested.

2.	COMMENT: You noted that where a comment is made to one section of the PEA, the comment is applicable to all similar disclosure appearing elsewhere in the PEA.

RESPONSE: The Fund will incorporate the Staff’s comments throughout the registration statement.

3.	COMMENT: You asked that the Fund include the tickers for its share classes in the registration statement and on EDGAR.

RESPONSE: The Fund will include the tickers for its share classes in the registration statement and on EDGAR.

4.	COMMENT: You asked that the sentence “This prospectus describes Fund shares designated as Classes A, I, R6. Other Funds and classes of shares may be available by separate prospectus” be revised to clarify that the prospectus only relates to the Fund.

RESPONSE: The Fund will revise the sentence as follows: “This prospectus describes ~~Fund~~ shares of the First Eagle Small Cap Opportunity Fund designated as Classes A, I~~,~~ and R6. Other series of the Trust ~~Funds~~ and classes of shares ~~may be~~ are available by separate prospectus.”

FEES AND EXPENSES

5.	COMMENT: You noted that the Fund may invest in other investment companies. You asked that if expenses in such investments exceed 0.01%, the Fund should include a line item in the Fees and Expenses table disclosing the expenses. Alternatively, you asked for confirmation that such expenses do not exceed 0.01% and instead are included within Other Expenses.

RESPONSE: The Fund confirms that its investments in investment companies are not expected to exceed 0.01% and instead are included within Other Expenses.

6.	COMMENT: With respect to the footnote to the Fees and Expenses table indicated by “**,” and in particular the sentence “Any such repayment must be made within three years after the year in which FEIM incurred the expense,” you asked that the phrase “after the year in which FEIM incurred the expense” be revised to “from the date such amount was initially waived or reimbursed.”

You also asked that the disclosure be revised on page 14 of the PEA.

RESPONSE: The Fund respectfully declines to make the change in response to the Staff’s Comment regarding the phrase “after the year in which FEIM incurred the expense.” The Fund believes that the disclosures are accurate and consistent with the terms of the expense limitation arrangement in place for the Fund. Under the expense limitation agreement, FEIM has agreed to waive its fees or reimburse the Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios, as calculated on a per annum basis. While the Fund will attempt to estimate the amounts to be waived or reimbursed by FEIM via accruals made throughout the term of the expense limitation arrangement, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by FEIM until the full year is completed. For example, the Fund may experience a significant increase in asset levels during the term of the expense limitation agreement and may accrue an expense waiver over the first few months of the term, but later determine that such expense waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the Fund initially accrued for an expense waiver, FEIM would not actually waive any of its fees during the term.

Similarly, whether FEIM may recoup its previously waived fees or reimbursed expenses cannot reasonably be determined until the full term of the expense limitation agreement is completed. Only when the Fund’s annual expense ratios are below the agreed upon limits is FEIM eligible for recoupment of its previously waived fees/reimbursed expenses. Further, under the terms of the expense limitation agreement, such amounts are only eligible for recoupment if they are within the three years following the year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the term. Therefore, any recoupment by FEIM would occur within three years of that date.

7.	COMMENT: You asked that the following sentences in footnote “***” to the Fees and Expenses table be deleted as they are not required or permitted by Item 3 of Form N-1A:

“Expense ratios are subject to change in response to changes in the Fund’s average net assets or for other reasons” and “A decline in average net assets can be expected to increase the impact of operating expenses.”

RESPONSE: The Fund will delete the sentences quoted above from the Fees and Expenses Table.

PORTFOLIO TURNOVER RATE

8.	COMMENT: You asked that the disclosure be revised to indicate that the Fund is new, has not commenced operations and does not have portfolio turnover as of the date of the prospectus.

RESPONSE: The Fund will revise the disclosure as follows: “The Small Cap Fund pays transaction costs, such as commissions, when it buys and sells securities (or ‘turns over’ its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example above, affect the Fund’s performance. The Fund commenced investment operations in April 2021, but has not commenced a public offering prior to the date of this Prospectus. During the most recent period commencing in April 2021 through ~~July [ ]~~ June 18, 2021, the Fund’s portfolio turnover rate was 5.57%* of the average value of its portfolio.

*The Adviser expects the Fund’s portfolio turnover rate for the current fiscal year to be between 35% to 45% of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

9.	COMMENT: You noted that the Fund normally “invests at least 80% of its net assets (plus any borrowings for investment purposes) in the equity securities or other financial instruments of small-cap companies.” You asked the Fund to specify “other financial instruments.” You asked that if the Fund invests in synthetic instruments (e.g., derivatives) that have similar economic characteristics, that it revise the disclosure to identify such instruments and include the appropriate corresponding risks. You also asked that the Fund disclose that such instruments will be valued at mark-to-market rather than at notional value for the purposes of complying with the Fund’s 80% policy.

RESPONSE: The Fund will revise the disclosure as follows: “Normally, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in the equity securities (e.g., common stocks, warrants and rights) ~~or other financial instruments~~, including hybrid securities (e.g., preferred stocks and convertible securities), of small-cap companies.”

The Fund also notes that it does not expect to invest in synthetic instruments (e.g., derivatives).

10.	COMMENT: You asked that the Fund explicitly disclose that it invests in micro-cap companies, and that it describe the differences between small- and micro-cap companies.

RESPONSE: The Fund will revise the disclosure as follows: “The Fund invests, under normal circumstances, in equity securities of small- and micro-cap companies in an attempt to take advantage of what the Adviser believes are opportunistic situations for undervalued securities. Normally, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in the equity securities or other financial instruments of small-cap companies. The Adviser defines small-cap companies as those that have at the time of investment a market capitalization not greater than that of the largest company in the Russell 2000® Index. The Russell 2000® Index is reconstituted annually. Within small-cap, the Adviser further defines micro-cap companies as those that have at the time of investment a market capitalization not greater than that of the largest company in the Russell Microcap® Index. The Russell Microcap® Index is reconstituted annually.

Small-cap companies and micro-cap companies may have similar commercial characteristics (e.g., developing or marketing new products or services for which markets are not yet established). They differ, however, in the market value of their outstanding shares (i.e., market capitalization) with micro-cap companies having smaller market capitalizations than small-cap companies.”

11.	COMMENT: You asked that the Fund specify the factors that the Adviser considers in determining if a security is “undervalued.”

RESPONSE: The Fund will revise the disclosure as follows: “Potential investments that the Adviser considers to be opportunistic may include situations involving company turnarounds (e.g., a company that may be experiencing periods of poor financial or stock performance but may be exhibiting potential for financial recovery), emerging growth companies with interrupted earnings patterns (e.g., companies without a long or consistent history of earnings but that the Adviser believes have the potential for earnings growth), companies with unrecognized asset values, or undervalued growth companies (e.g., companies that have low multiples of price-to-book or price-to-sales ratios, or companies with securities that are trading at a price below what the Adviser believes the security is worth).”

12.	COMMENT: You noted that the Fund may invest in the securities of larger-cap companies. You asked the Fund to supplementally explain why it is a principal investment strategy for the Fund, and if it is not, you asked that it be deleted from that section of the PEA.

RESPONSE: The Fund will revise the PEA to remove investments in larger-cap companies as a principal investment strategy.

13.	COMMENT: You noted that the Fund “may invest up to 10% of its net assets (plus any borrowings for investment purposes and measured at the time of investment) in securities of foreign issuers.” You asked the Fund to supplementally clarify if these securities are included within the Fund’s 80% policy.

RESPONSE: To the extent that an investment in the security of a foreign issuer falls within the definition of a small-cap company, the Fund will include this investment in the calculation of its 80% policy.

14.	COMMENT: You noted that the Fund normally “invests at least 65% of its net assets” in certain securities. You asked that the disclosure be revised consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

RESPONSE: The Fund will revise the PEA to remove disclosures related to this 65% policy.

The Fund notes, however, that the Fund’s name does not suggest that the Fund will focus on any of these particular types of investments. Accordingly, the Registrant believes that the Fund’s disclosure is consistent with Rule 35d-1.

15.	COMMENT: You noted that the Fund may invest in convertible securities. You asked that the disclosure be revise to indicate that convertible securities may not be considered equity securities unless they are in the money at the time of investment.

RESPONSE: The Fund respectfully declines to make the change in response to the Staff’s Comment. The Fund notes that both equity securities and hybrid securities (which includes convertible securities) are included within the Fund’s 80% investment policy. Therefore, whether or not the Fund considers a convertible security to be an equity security it will be included within the calculation. The Fund also believes that the requested addition may result in investor confusion.

PRINCIPAL INVESTMENT RISKS

16.	COMMENT: You asked that the “Small- and Micro-Size Company Risk” be divided into two separate risks.

RESPONSE: The Fund will revise the disclosure as follows:

Principal Investment Risks – Summary Prospectus

“Small- ~~and Micro-~~Size Company Risk — The Fund will invest in small- ~~and micro-~~size companies, the securities of which can be more volatile in price than those of larger companies. Positions in ~~smaller~~ small-size companies, especially when the Fund is a larger holder of a small company’s securities, also may be more difficult or expensive to trade.

Micro-Size Company Risk — The Fund will invest in micro-size companies, the securities of which can be more volatile in price than those of larger and small-size companies. Positions in micro-size companies, especially when the Fund is a larger holder of a micro-size company’s securities, also may be more difficult or expensive to trade.”

Principal Investment Risks – Statutory Prospectus

“Small- ~~and Micro-~~Size Company Risk — The Fund will invest in small- ~~and micro-~~size companies, which historically have been more volatile in price than larger company securities, especially over the short term. Positions in small- ~~and micro-~~size companies, especially when the Fund is a larger holder of a small company’s securities, also may be more difficult or expensive to trade. Among the reasons for the greater price volatility are the less certain growth prospects of small- ~~and micro-~~size companies, the lower degree of liquidity in the markets for such securities and the greater sensitivity of small- ~~and micro-~~size companies to changing economic conditions. In addition, small- ~~and micro-~~size companies may lack depth of management, they may be unable to generate funds necessary for growth or development, or they may be developing or marketing new products or services for which markets are not yet established and may never become established.

Micro-Size Company Risk — The Fund will invest in micro-size companies, which historically have been more volatile in price than larger and small-size company securities, especially over the short term. Positions in micro-size companies, especially when the Fund is a larger holder of a micro-size company’s securities, also may be more difficult or expensive to trade. Among the reasons for the greater price volatility are the less certain growth prospects of micro-size companies, the lower degree of liquidity in the markets for such securities and the greater sensitivity of micro-size companies to changing economic conditions. The risks of investing in micro-size companies, while similar to those of small-

size companies, may be more pronounced. Micro-size companies may have relatively lower revenues, limited product lines, a smaller share of the market for their products or services, higher risk of insolvency and may lack depth of management. Micro-size companies also may be unable to generate funds necessary for growth or development, or they may be developing or marketing new products or services for which markets are not yet established and may never become established.”

17.	COMMENT: You referred the Fund to Comment 12 above and asked that to the extent the Fund’s investments in the securities of larger-cap companies are not a principal investment strategy the corresponding “Large-Size Company Risk” be deleted.

RESPONSE: The Fund will revise the PEA to remove Larger-Size Company Risk as a principal risk.

18.	COMMENT: With respect to the Fund’s “Other Investment Company Risk” disclosure, you asked that the disclosure be revised to include that the Fund will pay a proportional share of the fees and expenses of the underlying funds in addition to its own fees and expenses and, as a result, shareholders will be subject to two layers of fees and expenses.

RESPONSE: The Fund will revise the disclosure as follows:

“Other Investment Company Risk — To the extent the Fund invests in other investment companies, including money market funds and exchange-traded funds (“ETFs”), its performance will be affected by the performance of those other investment companies. Investments in other investment companies are subject to the risks of the other investment companies’ investments~~, as well as to the other investment companies’ expenses~~. In addition, the Fund will pay a proportional share of the fees and expenses of the other investment companies in addition to its own fees and expenses and, as a result, shareholders will be subject to two layers of fees and expenses.

19.	COMMENT: You asked that the Fund consider including risks related to management and growth companies.

RESPONSE: The Fund has considered and appreciates the Staff’s comment. The Fund undertakes to consider incorporating these additional risks at the time of the Trust’s next annual update.

OUR MANAGEMEN TEAM

20.	COMMENT: You asked that the Fund identify the roles of each person listed in that section consistent with Item 10 of Form N-1A.

RESPONSE: The Fund will revise the disclosure to state as follows:

First Eagle Investment Management, LLC serves as the Small Cap Fund’s Adviser.

William A. Hench joined First Eagle Investment Management, LLC as the lead Portfolio Manager of the Small Cap Fund and head of the Small Cap team in April 2021. Previously, Mr. Hench was a portfolio manager of the Small Cap Opportunistic Value strategy at Royce Investment Partners, where he worked for 18 years.

Robert Kosowsky joined First Eagle Investment Management, LLC as an associate Portfolio Manager of the Small Cap Fund in April 2021. Previously, Mr. Kosowsky was assistant portfolio manager of the Small Cap Opportunistic Value strategy at Royce Investment Partners.

Suzanne Franks joined First Eagle Investment Management, LLC as an associate Portfolio Manager of the Small Cap Fund in April 2021. Previously, Ms. Franks was assistant portfolio manager of the Small Cap Opportunistic Value strategy at Royce Investment Partners.

MORE INFORMATION ABOUT THE FUND’S INVESTMENTS

21.	COMMENT: You noted that all comments related to the Fund’s disclosures in response to Item 4 of N-1A are applicable to the Fund’s disclosures in response to Item 9 of Form N-1A.

RESPONSE: The Fund will revise the PEA to include the requested disclosure.

22.	COMMENT: You asked that rather than referencing the largest company in the Russell 2000® Index and Russell Microcap® Index, the Fund specify the range of market capitalizations.

RESPONSE: The Fund will revise the disclosure as follows:

“The Small Cap Fund seeks long-term growth of capital by investing, under normal circumstances, in equity securities of small- and micro-cap companies in an attempt to take advantage of what the Adviser believes are opportunistic situations for undervalued securities. Normally, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in the equity securities (e.g., common stocks, warrants and rights), including hybrid securities (e.g., preferred stocks and convertible securities), ~~or other financial instruments~~ of small-cap companies. The Adviser defines small-cap companies as those that have at the time of investment a market capitalization not greater than that of the largest company in the Russell 2000® Index~~, over a 12-month period based on quarterly market capitalization information~~. The Russell 2000® Index is reconstituted annually in June. At the time of its most recent reconstitution, the market capitalization of the largest company in the Russell 2000® Index was $5.96 billion. As of June 18, 2021, the market capitalization range of the companies included within the Russell 2000® Index was between $39 million and $26.68 billion. The size of the companies in the Russell 2000® Index changes with market conditions and any changes to the composition of the Russell 2000® Index.

. . .

Within small-cap, the Adviser further defines micro-cap companies as those that have at the time of investment a market capitalization not greater than that of the largest company in the Russell Microcap® Index~~, over a 12-month period based on quarterly market capitalization information~~. The Russell Microcap® Index is reconstituted annually in June. At the time of its most recent reconstitution, the market capitalization of the largest company in the Russell Microcap® Index was $~~[ ]~~ 1.6 billion and it consisted of ~~approximately [ ]~~ 1,323 U.S. companies. At the time of its most recent reconstitution, the Russell 2000® Index contained ~~approximately [ ]~~ 452 additional small-cap companies with higher market caps than the largest company in the Russell Microcap® Index. As of June 18, 2021, the market capitalization range of the companies included within the Russell Microcap® Index was between $16 million and $14.81 billion. The size of the companies in the Russell Microcap ® Index changes with market conditions and any changes to the composition of the Russell Microcap ® Index. The Adviser’s investment focus on the securities of small- and micro-cap companies generally leads it to have a long-term investment outlook of at least two years for a portfolio security.”

PRINCIPAL INVESTMENT RISKS

23.	COMMENT: You asked that the narrative introduction to this section be revised to delete the phrase “Some of.”

RESPONSE: The Fund will revise the PEA to delete the phrase “Some of.”

24.	COMMENT: You asked that the Fund include “New Fund Risk” in this section.

RESPONSE: The Fund will revise the PEA to include “New Fund Risk.”

25.	COMMENT: With respect to the Fund’s Foreign Investment Risks, you noted the reference to “emerging markets, as described above.” You also noted that there is no emerging markets risk included. You asked that the Fund please clarify this disclosure. You also asked that if the Fund has a principal investment strategy to invest in emerging markets securities, that it include this disclosure in its principal investment strategy and principal risks disclosure, in response to Items 9 and 4 of Form N-1A. You referred the Fund to ADI 2020-11.

RESPONSE: The Fund will revise the PEA to delete the phrase “emerging markets, as described below.”

26.	COMMENT: You asked the Fund to supplementally provide that the Fund will compare its performance to one or more indices when required to in the Fund’s average annual total return table.

RESPONSE: The Fund expects that it will compare its performance to the Russell 2000® Value Index and Russell 2000® Index when required to in the Fund’s average annual total return table.

RELATED PERFORMANCE

27.	COMMENT: You asked the Fund to confirm to that Staff that the entirety of the Appendix – Related Performance Information will be removed from the PEA in the subsequent post-effective amendment.

RESPONSE: The Fund confirms that it will delete the entirety of the Appendix – Related Performance Information in the subsequent post-effective amendment.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

28.	COMMENT: With respect to the Fund’s Investment Restrictions on pages 14 to 15 of the SAI, you asked that the Fund include explanatory disclosure of “except as permitted by the 1940 Act” as relates to the Fund’s restrictions 1 (senior securities) and 8 (loans).

RESPONSE: The Fund will revise the disclosure to include the following explanations:

“For purposes of investment restriction 1 above, Section 18(f)(1) of the 1940 Act prohibits an open-end investment company from issuing any class of senior security, or selling any class of senior security of which it is the issuer, except that the investment company may borrow from a bank provided that immediately after any such borrowing there is asset coverage of at least 300% for all of its borrowings. The SEC has taken the position that certain instruments that create future obligations may be considered senior securities subject to provisions of the 1940 Act that limit the ability of investment companies to issue senior securities. Common examples include reverse repurchase agreements, short sales, futures and options positions, forward contracts and when-issued securities. However, the SEC has clarified that, if a fund segregates cash or liquid securities sufficient to cover such obligations or holds off-setting positions (or, in some cases, uses a combination of such strategies), the SEC will not raise senior securities issues under the 1940 Act.

For purposes of investment restriction 8 above, generally, the 1940 Act prohibits loans if a fund’s investment policies do not permit loans, and if the loans are made, directly or indirectly, to persons deemed to control or to be under common control with the fund.”

PART C AND SIGNATURE PAGE

29.	COMMENT: You asked that Exhibit (j)(5) be revised to include the Fund’s correct name.

RESPONSE: The Fund will revise the PEA to include the requested revision.

30.	COMMENT: With respect to the signatures on page C-7 of the PEA, you noted that the registration statement must also be signed by the Trust’s Chief Accounting Officer. You asked that the signatures be revised as appropriate.

RESPONSE: The Fund will revise the PEA.

SUPPLEMENTAL COMMENTS

31.	COMMENT: You asked the Fund to include the statement required by Rule 484 under the Securities Act of 1933, as amended.

RESPONSE: The Fund will revise the PEA to include the statement.

32.	COMMENT: You asked for clarification on the Fund’s 80% investment policy and 65% policy.

RESPONSE: The Fund notes that it has deleted the disclosures with respect to its 65% policy as noted above in its response to Comment 14.

33.	COMMENT: You asked that the Fund include an audited Special Purpose Schedule of Investments, and you referred the Fund to “Dear CFO” Letters dated November 1994 and October 2020.

RESPONSE: The Registrant will include an unaudited Schedule of Investments in the Statement of Additional Information. As discussed with the staff in subsequent conversations,

the Trust undertakes to file audited financial statements of the Fund within 30 days of the effectiveness of the registration statement.

34.	COMMENT: You asked that the following sentence in the section Fees and Expenses of the Small Cap Fund be bolded: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

RESPONSE: The Fund will bold the sentence.

35.	COMMENT: You asked that the footnote to the Fund’s portfolio turnover rate be revised to include “for the current fiscal year” after “rate.”

RESPONSE: The Fund refers the Staff to its response to Comment 8 above.

36.	COMMENT: You asked that the explanatory disclosures with respect the Fund’s fundamental restrictions 1 (senior securities) and 8 (loans) be moved to a separate paragraph.

RESPONSE: The Fund refers the Staff to its response to Comment 28 above.

37.	COMMENT: You asked the Fund to supplementaly confirm the Fund’s fundamental investment restrictions to not (1) invest more than 25% of its assets (valued at the time of investment) in securities of foreign issuers; and (2) with respect to at least 75% of the value of the Fund’s total assets, invest more than 5% of its total assets (valued at time of investment) in securities of any one issuer, except securities issued or guaranteed by the government of the United States, or any of its agencies or instrumentalities, and securities of other investment companies.

RESPONSE: The Fund confirms these fundamental investment restrictions.

****

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8679.

Sincerely,

/s/ Matthew Kutner

Matthew J. Kutner, Esquire (as Attorney for the Fund)

cc:

Byron Spivack, Deputy General Counsel, First Eagle Investment Management, LLC

Sheelyn Michael, Deputy General Counsel, First Eagle Investment Management, LLC

Jay G. Baris, Sidley Austin LLP